Mail Stop 3561

January 31, 2008

By Facsimile and U.S. Mail

Mr. Dwight Webb
President and Chief Executive Officer
Euoko, Inc.
837 West Hastings Street, Suite 314
Vancouver, British Columbia, Canada V6C 3N6

      Re: Euoko, Inc.
            Form 10-KSB for the Fiscal Year Ended December 31, 2006
            Forms 10-QSB for the Fiscal Quarters Ended March 31, 2007 and
            June 30, 2007
            Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2007
            File No. 0-51163

Dear Mr. Webb:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Accounting Branch Chief